United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Uber Technologies, Inc.

Name of persons relying on exemption: The Interfaith Center on Corporate Responsibility

Address of persons relying on exemption: 475 Riverside Drive, Suite 1842, New York, New York 10115

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of Uber Technologies, Inc.
RE:	Proposal No. 4 (Driver Health and Safety Shareholder Proposal)
DATE:	April 21, 2023
CONTACT:	Frank Wagemans, Achmea Investment Management at frank.wagemans@achmea.nl

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Stichting Bewaarder Achmea Beleggingspools is not able to vote your proxies, nor does this communication contemplate such an event. Stichting Bewaarder Achmea Beleggingspools urges shareholders to vote for Proposal No. 4 following the instructions provided on management's proxy mailing.

The Interfaith Center on Corporate Responsibility (ICCR) urges shareholders to vote YES on Proposal No. 4 (the “Proposal”) on the 2023 proxy ballot of Uber Technologies, Inc. (the “Company”).

About the Proponent

Achmea Investment Management is an independent division of Achmea, a solid, non-listed Dutch insurance group with a cooperative tradition. It has supported pension funds in the Netherlands with tailored solutions for over 60 years. It manages assets of over € 175 billion for customers including its parent balance sheet.

The Proposal

Resolved clause: Shareholders of Uber Technologies, Inc. ("Uber") request that the Board of Directors commission an independent third-party audit on driver health and safety, evaluating the effects of Uber’s performance metrics and ratings and its policies and procedures on driver health and safety. The audit should be conducted with input from drivers, workplace safety experts, and other relevant stakeholders and consider legislative and regulatory developments and adverse media coverage. A report on the audit, prepared at a reasonable cost and omitting confidential and proprietary information, should be publicly disclosed on Uber’s website.

Why a vote YES is warranted

Uber is the largest ride-hail company in the world, leading ride-hailing operators globally by market share.1 It is therefore no surprise that Uber has become one of the most popular ridesharing apps amongst drivers, who collectively handle an average of 17.4 million trips per day.2 In 2022, the Company reported having 5.4 million drivers across 10,000 cities worldwide.3 Although Uber has not disclosed how many active drivers were in the U.S. in 2022, the Company claimed to have 1 million U.S. drivers in 2019, a number that is expected to have increased significantly.4 Research shows that a substantial portion of gig workers, including Uber drivers, are people of color and/or immigrants.5

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1 https://tinyurl.com/srreys2k

2 https://tinyurl.com/ycxzzfyd

3 https://tinyurl.com/4v9war4n

4 https://tinyurl.com/36h56hzh; https://tinyurl.com/2uwdraca

5 https://tinyurl.com/434wd42e; https://tinyurl.com/3m9xj5xs

Uber drivers are not free from health and safety hazards. While there is limited research about working conditions of Uber drivers across the world, a 2019 study supported by the Canadian Institutes of Health and Research found that Uber drivers in Canada experienced health and safety hazards that are unique to the conditions of ride-hailing, including “pressure to have a high ride acceptance rate” and “asymmetrical information between Uber and the driver.”6 In the United States, the San Francisco Chronicle reports that driving for app-based services like Uber are likely to rank somewhere between the top 13% and 1% of most dangerous jobs.7 The Company admits there were 24,000 alleged physical assaults and threatened assaults against its U.S. drivers from 2017 to 2020.8 In California alone, where the Company has around 209,000 drivers per quarter, a state agency reported 6,083 safety incidents in 2021, including 789 “assault and harassment cases” involving Uber.9 Uber driver murders and severe incidents have also been reported worldwide.10 Since 2017, over 50 app-based workers have been murdered on the job in the United States.11 In South Africa, at least six drivers on the Uber platform have been killed on the roads since 2016, and hundreds robbed, hijacked, set on fire, shot at or stabbed, according to a tally kept by drivers.12

Drivers report feeling unsafe while on the job. A 2019 survey of 1,000 Uber and Lyft drivers in the U.S. revealed that over half of them (52%) believed the Company “needs to do more for driver safety.”13 According to a 2021 Pew Research national survey, over a third (35%) of gig workers generally, including drivers, have felt unsafe while on the job. These experiences disproportionately affect non-White gig workers, who are more likely than their White counterparts to say they have at least sometimes felt unsafe (41% vs. 28%) or experienced an unwanted sexual advance (24% vs. 13%) while completing their jobs.14 Nonetheless, these findings are limited in scope as the Company has failed to disclose critical health and safety data.

Uber drivers may be exposed to health and safety hazards while on the job because of the Company’s business model, policies and procedures. In 2019, Human Impact Partners and Gig Workers Rising conducted research in Northern California revealing that “[l]abor conditions in the ride-hail business model are an urgent and emergent public health and racial equity issue for the ride-hail driver workforce.” In particular, that research suggested that drivers may be experiencing physical and mental illness as a result of a business model pushing drivers to navigate unpredictability, have a lack of control, and drive for long, isolated hours. Drivers have also signaled being deterred from reporting incidents because of the Company’s policies and procedures. Reporting from Insider showed that the Company has tracked drivers’ cancellation and acceptance rates, and penalized them for canceling or failing to accept rides.15 Indeed, a driver’s account could be deactivated if the driver cancels too many rides. Uber can also temporarily deactivate drivers’ accounts while investigating a safety complaint.16

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6 https://tinyurl.com/4vwh4uad

7 https://tinyurl.com/w88ybdjn

8 https://tinyurl.com/ysaxkbzw

9 As reported by Uber to the California Public Utilities Commission, figures reflect incidents that happened in California during FY 2021. https://tinyurl.com/2p9ej3hr; https://tinyurl.com/part4cbw

10 See e.g., https://tinyurl.com/59h7p2c7

11 https://tinyurl.com/2mscekb2

12 https://tinyurl.com/4yax6s5s

13 https://tinyurl.com/444sc4d6

14 https://www.pewresearch.org/internet/2021/12/08/the-state-of-gig-work-in-2021/

15 https://www.businessinsider.com/leaked-charts-show-how-ubers-driver-rating-system-works-2015-2

16 https://www.uber.com/us/en/drive/safety/deactivations/

Drivers and policymakers have raised the alarm on Uber’s poor health and safety record. Last year, members of the U.S. Congress wrote to the Company’s CEO seeking information about the dangers of rideshare driving, noting that Uber drivers are “vulnerable to violent assault and even death” but the Company nonetheless “refuses to release comprehensive data on the dangers its drivers face on the job.”17 Workers have also taken action against the Company on this topic. In July 2022, Uber drivers from South Africa to Europe and India protested dangerous working conditions after leaked internal messages suggested that Company leadership knew full well the health and safety risks that drivers ran and put its profits before their well-being.18 More recently, in February 2023, Uber drivers took to the picket line in Pittsburgh, Pennsylvania, demanding better safety protocols.19 The Company has also been the subject of wrongful death lawsuits initiated by drivers, including one which is currently under appellate review in the United States.20

In view of the foregoing issues, the Proposal seeks to independently analyze the effects of Uber’s performance metrics and ratings and its policies and procedures on driver health and safety. Such assessment will provide the Company critical information about how its business model, policies and procedures may place the worldwide Uber workforce in danger. Concurrently, investors will gain a better understanding of the Company’s exposure to regulatory, legal, reputational and financial risks as a result of these issues.

Response to the Company’s Opposition Statement

1.	Uber has failed to comprehensively report on driver health & safety.

According to Uber’s statement in opposition to the Proposal, the Company has released two U.S. Safety Reports detailing its safety features and “data on the most serious safety incidents reported on [the Uber] platform.”21 However, these reports are limited in scope, outdated and not fully independent.

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17 https://tinyurl.com/3ezhwetx

18 https://tinyurl.com/2p84rt84; https://tinyurl.com/yfspc5uj

19 https://tinyurl.com/3ysabk9x

20 https://dockets.justia.com/docket/circuit-courts/ca9/22-36038

21 https://tinyurl.com/mucdw8ju (2019-2020 safety report); https://tinyurl.com/4uzh27bh (2017-2018 safety report)

●	The Safety Reports are limited in scope. The Safety Reports only address the U.S.-market and no information is available on any major market outside the U.S. where Uber is active. Yet, as noted above, independent research and reporting has identified significant health and safety hazards affecting drivers globally. In some cases, the hazards are unique to particular markets. For example, Uber managers and drivers have criticized the Company’s introduction of cash payments in Brazil without carefully studying safety risks to drivers related to high rates of violent crime in the country.[22] Given that about 40% of Uber’s revenue derives from regions outside of North America,[23] reporting on global markets is critical to fully understand the Company’s risk exposure on this topic.

In any event, the information that is available in the Safety Reports on the U.S. market does not encompass the totality of safety issues as the analyzed categories are limited to motor vehicle fatalities, fatal physical assault, and sexual assault. However, drivers have experienced a spectrum of violence and harm beyond those three categories, including exposure to Covid-19, long-term occupational injuries, sleep deprivation, lack of bathroom access, carjacking and robberies, non-fatal physical assaults, and verbal harassment including threats and racial slurs.24

The Safety Reports also do not evaluate the effects of the Company’s performance metrics, ratings, and policies and procedures on driver health and safety. The reports are generally limited to descriptive statistics and analysis as to the frequency and temporal fluctuation of incidents and the impact of driving conduct, road infrastructure and certain third parties on incidents. Moreover, unlike the Proposal’s requested report, the Safety Reports do not take into account how legislative and regulatory developments and adverse media coverage on driver health and safety issues affect the Company’s stability and well-being.

●	The Safety Reports are outdated. The last report covered incidents reported in 2019 and 2020, and no new data or analysis has been released since then. With Covid-19 pandemic mitigation efforts easing worldwide, the Company has experienced a significant growth in demand.[25] As a result, the Company has seen an “all-time high” driver base, who may be experiencing a new set of safety and health issues. Indeed, as noted above, independent research has identified new driver death cases following the Company’s last safety reporting.[26] New analysis is necessary.

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22 https://tinyurl.com/59h7p2c7

23 https://tinyurl.com/7j5ujxxw

24 https://tinyurl.com/ykya3uv2; https://tinyurl.com/2p9hkjx5; https://tinyurl.com/mr2av6x6; https://tinyurl.com/5n86uczx; https://tinyurl.com/3r75wcvy; https://tinyurl.com/mryyb7rt

25 https://tinyurl.com/2zmbk764

26 https://tinyurl.com/2mscekb2

●	The Safety Reports are not fully independent. The 2017-2018 report was fully prepared by the Company with no third-party input. The more recent report covering incidents between 2019 and 2020 was also prepared by the Company but received external validation as to certain analysis and methodology. Neither report reflected input from drivers and other relevant stakeholders (e.g., independent health and safety experts, public health practitioners, riders, occupational health specialists, community partners, legislators, driver organizations), even though their perspective will provide critical insight into the real-world implications of the Company’s policies and procedures. Conversely, satisfaction of the requested report would require that it be made entirely by an independent third-party. Independent reporting would heighten consumer and investor confidence in the assessment of the health and safety issues affecting drivers.

Although the Company claims in opposition to the Proposal that it will soon publish an independent “civil rights assessment” that will include a review of Uber “policies, procedures, and statements related to [d]river and rider safety, harassment, and well-being,” we are unable to ascertain the comprehensiveness and level of transparency that report will offer. Notably, such assessment responds to a 2022 shareholder proposal focused on racial justice and equity,27 where driver health and safety was not the driving concern. The Company has not provided an outline of that assessment in order to evaluate its scope and reach. Accordingly, it is unclear which Company policies and procedures, if any, will be assessed as part of the civil rights assessment and if it will include input from health and safety experts and drivers. Regardless, the civil rights assessment will only concern U.S. operations, thereby failing to meet the requested report’s global focus.

2.	Existing Company efforts, policies and procedures fail to mitigate drivers’ health and safety risks.

Although the Company touts its commitment to health and safety in opposing this Proposal, it is evident that drivers are experiencing a health and safety crisis. Uber has nevertheless ignored requests for data and calls to address the safety crisis. In 2020, Uber engaged in an 18-month legal battle against a California regulator to resist disclosure of data regarding sexual assault and harassment cases involving drivers, before ultimately acquiescing and paying $9 million in penalties.28 Federal lawmakers have further criticized the Company for its “refusal to disclose additional data on workplace deaths or injuries, and [its] unwillingness to strengthen worker health and safety protections.”29

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27 https://tinyurl.com/757wwuar

28 https://tinyurl.com/yc8y7vb3

29 https://tinyurl.com/4h6vnzcs

In addition, the Company has failed to reckon with its business model as an integral causal element of the health and safety crisis, relying on minimal “safety” solutions that provide support during or post-incident, but are not rooted in preventing safety incidents or addressing the main causes of Uber’s safety hazards. Indeed, in 2019, researchers with the University of Waterloo’s School of Public Health and Health Systems and the Canadian Institute for Work and Health found that Uber drivers in Canada experience health and safety issues that are unique to ride-hailing, including “ratings pressure, the pressure to have a high ride acceptance rate, and asymmetrical information between Uber and the driver, such as the driver not knowing the passenger’s destination before they must decide whether to accept the ride.”30

●	Uber may financially penalize drivers for declining rides. A federal judicial opinion issued March 2022 in response to a wrongful death civil action against the Company found that “[t]hough Uber offers the fact that drivers can accept or reject any ride offered to them, the reality is more complex: the [C]ompany’s bonus system and its algorithm's control over assignments exert real pressure on drivers to accept the rides Uber chooses for them – even without knowing anything about the rider or their destination beyond their first name and the length of the ride. Drivers are theoretically free to reject any ride they would like, but those attempting to make a living understand the precarious nature of that freedom in the face of a power imbalance and information asymmetry favoring Uber.”[31] Therefore, a driver who declines rides – even if for safety reasons – may ultimately gain lower earnings as a result of algorithms offering the driver fewer or less valuable assignments.

●	Drivers may be deactivated if they cancel too many rides or report an incident. According to the Company’s “Help” website, a driver’s account may be deactivated if the driver maintains a higher-than-average cancellation rate.[32] As a result, drivers may feel deterred from canceling rides they deem unsafe to avoid taking a hit to their cancellation rates. When drivers do report safety incidents, they may temporarily lose access to their accounts while the Company investigates a report.[33] In such cases, the driver’s earning capacity is essentially frozen for an undetermined amount of time. Notably, the Company acknowledges in its website that “safety issues” is typically why drivers have their accounts deactivated.[34]

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30 https://tinyurl.com/4vwh4uad

31 https://casetext.com/case/petone-v-uber-techs

32 https://tinyurl.com/5cyy7bx3

33 https://www.uber.com/us/en/drive/safety/deactivations/

34 Id.

●	Workers across the world have gone on strike and publicly called for a fair deactivation process, increasing the Company’s exposure to reputational and regulatory risk. In March 2023, Mascsachussetts rideshare drivers rallied outside Uber headquarters in support of union rights through the state’s rideshare drivers justice bill, which would enable reform of deactivation rights.[35] The prior month, Uber and Lyft drivers went on strike at a major New York City airport, demanding an end to what drivers say are unfair deactivations.[36] The president of the union representing those drivers said that “[d]eactivations are really rampant, becoming a systematic problem where many drivers can lose their income without any notice.”[37] In January 2023, Colorado’s gig app drivers called state regulators to “end to what they call discriminatory deactivations.”[38] In July 2022, Uber drivers across the world protested unsafe working conditions after a leak of Company documents.[39] A petition by the International Alliance of App-Based Transport Workers demanding a stop to unfair deactivations globally has garnered over 3,000 signatories to date.[40] The requested report as part of this Proposal would examine whether Uber is indeed enabling unfair deactivation processes as it relates to safety and health issues by virtue of the Company’s policies and procedures.

Conclusion

This proposal aims to identify whether the Company’s existing policies and procedures affect driver health and safety. Uber’s health and safety record has been the subject of extensive negative press, legislative inquiry and worker actions. More recently, the Company has been engulfed in domestic and international campaigns demanding fairer deactivation processes. Yet the Company has thus far failed to comprehensively address these issues or disclose relevant data that could help calm investor and public worries because (a) the current safety reports only address the U.S. market, (b) these reports only address a very specific subset of metrics and (c) the safety reports do not have any relevant third party input, such as from drivers and other stakeholders. In view of these regulatory, reputational, legal and financial risks, there is a sound basis supporting the need for independent inquiry into the Company’s policies and procedures with respect to driver health and safety in both domestic and international markets.

To encourage Uber to provide greater insight and transparency on this important topic, we urge shareholders to Vote Yes on Proposal No. 4.

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For questions, please contact Frank Wagemans at frank.wagemans@achmea.nl.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A

SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED BY THE FILER. PLEASE DO NOT SEND YOUR PROXY TO ICCR or the proponent. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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35 https://www.theguardian.com/business/2023/mar/10/uber-lyft-driver-suspension-deactivation-pay

36 https://documentedny.com/2023/02/24/uber-lyft-deactivated-account-drivers-fight/

37 Id.

38 https://www.denverpost.com/2023/01/15/colorado-gig-drivers-uber-lyft-stephanie-vigil/

39 https://tinyurl.com/mr3vy82r

40 https://www.iaatw.org/stop-unfair-deactivation-from-apps-around-the-world